UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 12, 2025, the board of directors of Fusion Fuel Green PLC, an Irish public limited company (the “Company”), approved the grant of an option to purchase 400,000 Class A ordinary shares with a nominal value of $0.0035 each (“Class A Ordinary Shares”) to each of John-Paul Backwell, the Chief Executive Officer, Chairman and a director of the Company, and Frederico Figueira de Chaves, the Interim Chief Financial Officer, Chief Strategy Officer, Head of Hydrogen Solutions, and a director, subject to certain conditions, including the filing of a registration statement on Form S-8 with respect to Amendment No. 1 to the Fusion Fuel Green PLC 2021 Equity Incentive Plan (as amended, the “Plan”), which provided for an increase in the number of Class A Ordinary Shares reserved under the Plan from 28,572 Class A Ordinary Shares to 2,000,000 Class A Ordinary Shares. On November 21, 2025, the Company filed a Registration Statement on Form S-8 (SEC File No. 333-291732) to register the issuance of the additional Class A Ordinary Shares reserved under the Plan. On November 26, 2025, the Company entered into an Option Agreement, dated as of November 26, 2025, with each of Mr. Backwell and Mr. Figueira de Chaves (collectively, the “Option Agreement”), under the Plan, in consideration for services to the Company. The conditions to the effectiveness of the option grants were satisfied on November 26, 2025. Each of the options is exercisable at a price per share of $4.53, will vest as to one-third of the underlying Class A Ordinary Shares on December 31, 2025, December 31, 2026, and December 31, 2027, subject to the respective optionee’s continuous service through each vesting date, and will expire on October 9, 2032.

The form of each Option Agreement is furnished as Exhibit 10.1 to this report.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, and 333-276880) and Forms S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
10.1	Form of Option Agreement for Fusion Fuel Green PLC Equity Incentive Plan, as amended by Amendment No. 1 thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: November 28, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer